Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts & Entertainment Limited Announces

Redeployment of Senior Operating Management

Macau, Wednesday, January 24, 2018 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, announced today the redeployment of senior operating management at City of Dreams, Studio City and City of Dreams Manila. Mr. David Ross Sisk has been appointed Property President of City of Dreams Macau, replacing Mr. Gabe Hunterton, who will leave the Company. Filling Mr. Sisk’s previous role, current City of Dreams Manila president Mr. Geoffry Philip Andres will assume the role of Studio City Property President. Mr. Kevin Benning has been promoted to Senior Vice President, Chief Operating Officer at City of Dreams Manila, formerly Vice President, Gaming Operations at the property.

Mr. Lawrence Ho, Chairman and Chief Executive Officer of the Company said: “The redeployment of our senior operating management across our integrated resorts is aimed at optimizing our operating excellence. We are leveraging on key individuals who all have demonstrated their expertise in managing and delivering strong growth. They have proven their innovative spirit in various geographical locations across the Melco group. We are confident that the cross-fertilization of new ideas and management initiatives will ensure that all our integrated resorts will continue to benefit from performance improvements.”

Mr. Sisk was first appointed as the Property President of Studio City when he joined Melco in 2016. He has been responsible for driving the successful growth of this property to date. Mr. Sisk is a veteran casino financial and operations executive with over 25 years of experience with major casino developers and operators, including Sands China (Macau), Wynn Resorts, Resorts World Sentosa (Singapore) and Caesars Palace. Prior to joining Studio City, Mr. Sisk was the Chief Operating Officer of Sands China and Resorts World Sentosa, and the Executive Vice President and Chief Financial Officer of Wynn Las Vegas and Encore. During Mr. Sisk’s tenure at Sands China, he managed all of Sands China properties as well as worked to open and complete the Sands Cotai Central. He joined Wynn Resorts 18 months before the opening of Wynn Las Vegas and played an instrumental role in establishing the management and financial structure to operate the Wynn Las Vegas resort hotel and casino. Subsequently, Mr. Sisk also had a similar role in the development and opening of the Encore resort hotel and casino. Prior to joining Wynn Resorts, Mr. Sisk worked for Caesars Palace in Las Vegas for 12 years where he was the Senior Vice President and Chief Financial Officer.

Mr. Andres was appointed as Property President/Chief Operating Officer of City of Dreams Manila in November 2015 where he was responsible for driving significant performance improvements. Mr. Andres is an experienced international casino executive who brings with him 30 years of experience in the gaming industry. Prior to joining City of Dreams Manila, he was the Chief Executive Officer and Executive Director on the Board of Aquis Entertainment Limited in Canberra, Australia, responsible for an existing casino, and assisting with the development and acquisition of additional casinos. Prior to this position, he was Senior Vice-President and General Manager of Sands Macau, responsible for its overall gaming and non-gaming operations. Mr. Andres began his career with Harrah’s in 1988 and served as the Vice-President and General Manager for Harrah’s Ak-Chin Casino Resort in Arizona up to December 2010.

Mr. Benning joined City of Dreams Manila in March 2016, overseeing all of its casino, marketing, and advertising operations. Prior to that, he was the Vice President of Casino Marketing for Resorts World Sentosa and also acted as the Executive Director of Marketing Operations for Sands China Limited. Mr. Benning has over 13 years of experience in the casino gaming industry.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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